THE COCA-COLA COMPANY
Coca-Cola Plaza
Atlanta, Georgia

CONNIE D. MCDANIEL VICE PRESIDENT AND CONTROLLER	ADDRESS REPLY TO P.O. BOX 1734 ATLANTA, GA 30301 ----- 404-676-3497
June 10, 2005

Mr. Will Choi
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Coca-Cola Company Form 10-K for the fiscal year ended December 31, 2004 Filed March 4, 2005

Dear Mr. Choi:

Thank you for your letter dated April 27, 2005 setting forth comments of the Staff relating to the periodic report of The Coca-Cola Company (“KO” or the “Company”) referenced above.

KO’s responses to the Staff’s comments are set forth below.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s letter and have provided KO’s responses immediately following each numbered comment.

Mr. Will Choi
June 10, 2005

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please include these disclosures and revisions in your future filings.

Response:

As noted in the Company’s responses to individual questions below, when appropriate, the Company will include additional disclosures or other revisions in our future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24
Application of Critical Accounting Policies, page 31

2.
We note that you recognized an impairment charge of $374 million related to CCEAG’s franchise rights in the third quarter of 2004 due to volume declines resulting from a deposit law enacted by the German government on January 1, 2003. However, it appears that you have not recognized or expect to recognize an impairment loss related to CCEAG’s goodwill and tangible assets. Please help us understand your consideration of these circumstances in evaluating the timing of an impairment test and the need for recognition of impairment charges related to CCEAG’s goodwill and tangible assets.

Response:

The Company recognized an impairment charge primarily related to CCEAG’s franchise rights of $374 million in the third quarter of 2004. Additionally, in the third quarter of 2004, we considered the impairment indicators related to CCEAG and performed appropriate analyses as required by the various applicable accounting standards on all of the related assets as follows:

Goodwill - As required by Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142), we performed an impairment test of goodwill in the third quarter of 2004. The estimated fair value of the Germany and Nordic reporting unit, which includes CCEAG, exceeded the carrying value of the reporting unit by a substantial margin. Accordingly, we were not required to perform Step 2 of the goodwill impairment test described in SFAS No. 142.

Tangible Assets - We performed a recoverability analysis of our CCEAG tangible assets under Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144), during the third quarter of 2004. Based on this analysis, we concluded that the sum of the estimated future undiscounted cash flows expected to be generated from the use of these assets exceeded the carrying value of the assets by a substantial amount. Accordingly, no impairment charge was required to be recognized.

Mr. Will Choi
June 10, 2005

Reconciliation of Non-GAAP Financial Measures, page 55

3.
Please disclose, in more detail, why you believe that presentation of non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations. Please also detail the manner in which you use non-GAAP financial measures. Your disclosures should be specific to the non-GAAP financial measure used, the nature of your business and industry, and the manner in which you assess the non-GAAP financial measures and apply them to management decisions. See Item 10(e) of Regulation S-K.

Response:

In future filings, we will disclose in more detail why we believe any non-GAAP financial measures presented provide useful information to investors regarding the Company’s financial condition and results of operations. In addition, we will disclose the purposes for which management uses such non-GAAP financial measures.

For example, management uses Return on Average Total Capital as a measure of the Company’s actual returns compared to the cost of the capital employed to generate those returns. Further, management uses Return on Average Shareowners’ Equity to determine how well the Company has used reinvested earnings to generate additional returns or earnings. Additionally, management uses Total Debt-to-Total Capital and Net Debt-to-Net Capital to evaluate financing decisions and as a measure of the financial leverage of our Company. Lastly, management uses Interest Coverage Ratio as a way to evaluate our debt servicing ability. We believe investors use these measures for the same purposes. We also believe that Total Debt-to-Total Capital, Net Debt-to-Net Capital and Interest Coverage Ratio are used by debt rating agencies as an input into determining the Company’s overall credit rating.

Item 8. Financial Statements and Supplementary Data, page 60
Note 1. Organization and Summary of Significant Accounting Policies, page 66
Variable Interest Entities, page 66

4.	It appears that you have concluded that Coca-Cola FEMSA is not a variable interest entity. Please help us understand the following with respect to your application of FIN 46R to Coca-Cola FEMSA:

•
Please identify for us your variable interests in Coca-Cola FEMSA. In this regard, please discuss your evaluation of whether your equity interests, your $250 million letter of credit, your bottling agreements, and your marketing and infrastructure support represent variable interests in Coca-Cola FEMSA. From Coca-Cola FEMSA’s Form 20-F, we note that under your bottling agreements, you set prices as a percentage of the

Mr. Will Choi
June 10, 2005

average sales price that Coca-Cola FEMSA charges to retailers, which suggests that these agreements somewhat absorb Coca-Cola FEMSA’s variability and may represent variable interests. Please advise.

•	Please explain your consideration of paragraph 5 of FIN 46R in determining that Coca-Cola FEMSA is not a variable interest entity. In this regard, please also explain:

o
Your evaluation of whether the terms of your bottling agreements and marketing and infrastructure programs indirectly protect investors from expected losses or guarantee a return, pursuant to paragraph 5(b)(2) of FIN 46R.

o
Your evaluation of whether your obligations to absorb expected losses and/or receive expected residual returns by way of your variable interests are disproportional to your voting rights, pursuant to paragraph 5(c) of FIN 46R.

Response:

Upon adoption of FIN 46R, the Company performed an analysis with respect to Coca-Cola FEMSA (“KOF”) and determined that the Company’s investment in KOF qualified for the “business scope exception” described in paragraph 4.h. of FIN 46R. The following summarizes our analysis under paragraph 4.h. of FIN 46R.

Consideration 1: KOF is a “business” as defined in Appendix C of FIN 46R.

Appendix C states that a business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. KOF’s set of activities and assets contain all of these essential components of a business.

Inputs
The primary business of KOF is to manufacture and distribute beverages, primarily Company trademark products but also certain other products that do not bear Company trademarks. In manufacturing and distributing beverage products, KOF owns or leases a substantial amount of machinery and equipment, employs a substantial number of personnel for production, administration and management, and obtains all the necessary raw materials to produce beverages.

Processes
KOF has its own organization to conduct its business, including a management structure comparable to any business where objectives are determined by its own Board of Directors and day to day business is conducted by a management team. This structure includes management routines and separate operational processes such as manufacturing, sales, logistics and distribution, merchandising, quality, finance, human resources, etc.

Mr. Will Choi
June 10, 2005

Outputs
KOF, through the authorization granted under various bottler’s agreements (collectively, the “Bottler’s Agreement”), is authorized to manufacture and distribute particular designated Company trademark products, to package the same in particular authorized containers, and to distribute and sell the same in an identified territory. In addition, KOF manufactures and distributes certain other products that do not bear Company trademarks. Therefore, KOF has the ability to access and has established business relationships with customers in its identified territories that purchase products manufactured and distributed by KOF.

The Company also believes that goodwill is present in KOF’s activities and assets (i.e., if KOF were acquired, a portion of the purchase price would be allocated to goodwill). Consequently, pursuant to paragraph C5 of FIN 46R, the Company notes that the KOF set of activities should be presumed to be a business.

Conclusion:
KOF generates revenues, cash flows, profits, and a return to its investors through inputs, processes and outputs as described above. Based on this analysis, we concluded that KOF is a “business” as defined in Appendix C of FIN 46R, and the “business scope exception” of paragraph 4.h. is applicable to KOF.

Consideration 2: None of the conditions listed in paragraph 4.h., items (1) to (4), which limit the “business scope exception” provided by paragraph 4.h. of FIN 46R, are applicable to KOF. The following summarizes our analysis of each of the four items.

Item 1: The reporting enterprise, its related parties, or both participated significantly in the design or redesign of the entity. However, this condition does not apply if the entity is an operating joint venture under joint control of the reporting enterprise and one or more independent parties or a franchisee (the term franchisee is defined in paragraph 26 of FASB Statement No. 45, “Accounting for Franchise Fee Revenue” (SFAS No. 45)).

The condition stated in this item is not applicable because KOF is a franchisee under SFAS No. 45. The business agreement between the Company and KOF meets the requirements of paragraph 26 of SFAS No. 45 and, therefore, constitutes a franchise agreement:

•	Paragraph 26(a): The relationship between the Company and KOF is contractual; the Bottler’s Agreement confirms the rights and responsibilities of each party, and is in force for a specified period.

•	Paragraph 26(b): The primary purpose of the Bottler’s Agreement is to authorize KOF to manufacture and distribute Company trademark products within a particular market area authorized by the Company.

•	Paragraph 26(c): The Company owns trademarks while KOF owns production and distribution assets. KOF also has an independent management team which is

Mr. Will Choi
June 10, 2005

accountable to its investors. Both parties contribute resources for establishing and maintaining the franchise.

•
Paragraph 26(d): The Bottler’s Agreement outlines and describes the specific marketing practices to be followed, specifies the contribution of each party to the operation of the business, and sets forth certain operating procedures with which both parties agree to comply.

•	Paragraph 26(e): The establishment of KOF created a business entity that requires and supports the full-time business activity of the franchisee.

•
Paragraph 26(f): Both the Company and KOF are identified with the Company’s trademarks. This identity is frequently reinforced through advertising programs designed to promote the sale of Company trademark products in KOF’s territories.

Based on this analysis, the condition stated in item 1 of paragraph 4.h. is not applicable because KOF is a franchisee.

Item 2: The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting enterprise and its related parties.

KOF’s activities are conducted for the benefit of all of its investors, including the Company, which has a minority interest in KOF. It is important to note that KOF generates substantial revenues, cash flows, and profits and pays dividends to its equity owners. The Company receives its proportionate share of such dividends.

We considered the following factors to conclude that substantially all of KOF’s activities are not conducted on behalf of the Company and its related parties:
•	The Company’s operations are not substantially similar to those of KOF, as the Company owns the trademarks and produces concentrate and KOF produces and distributes finished beverages for consumers.
•	Substantially all of KOF’s assets were not acquired from the Company.
•
Employees of the Company are not actively involved in managing the operations of KOF, with the exception of minority representation on KOF’s Board of Directors commensurate with the level of equity ownership.

•	The Company is not obligated to fund operating losses of KOF, if they occur.
•	The Company has not outsourced activities to KOF. The Company has entered into a formal franchise arrangement as outlined in the Bottler’s Agreement.
•	KOF has not leased a significant portion of its assets from the Company.

Item 3: The reporting enterprise and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the entity based on an analysis of the fair values of the interests in the entity.

Mr. Will Choi
June 10, 2005

Consideration of equity

The Company and its subsidiaries hold approximately 39.6% of KOF's share capital and 46.4% of KOF's voting share capital. The capital structure of KOF as of March 31, 2004 (the date of our assessment for FIN 46R purposes) was as follows:

Shareholder	Outstanding Capital Stock	% Ownership of Outstanding Capital Stock	% of Voting Rights
Compana Internacional de Bebidas, S.A. de C.V. (Series A)	844,078,519	45.7	53.6
KO (Series D)	731,545,678	39.6	46.4
Public (Series L)	270,750,000	14.7	*
Total	1,846,374,197	100.0	100.0
* Holders of Series L are only entitled to vote in limited circumstances.

The relative ownership of the voting rights among the various shareholders differs from the relative economic rights because holders of Series L shares have limited voting rights. However, the differences do not result in the Company holding the majority of either the economic or voting rights of KOF's outstanding share capital.

Consideration of subordinated debt

In December 2003, the Company granted KOF a stand-by line of credit for $250 million in order to support continuous investment that KOF may require for the subsequent three years of operation. No amounts have been drawn against this line of credit since its inception. The Company’s variable interest consists of the potential that amounts may be drawn down by KOF and not repaid. The Company believes the line of credit does not have significant expected losses. However, the Company has included the total amount of the line of credit (instead of the fair value of the commitment) as subordinated financial support in the calculation described in paragraph 4.h. item 3 of FIN 46R to be conservative in our analysis.

Consideration of other possible forms of subordinated financial support

As discussed below, we determined that our other business relationships with KOF do not constitute subordinated financial support.

Marketing and infrastructure support payments are not subordinated financial support.

The Company and KOF engage in a variety of marketing programs, local media advertising, and other similar arrangements to promote the sale of Company trademark products. The amounts to be paid under the programs are determined annually.

Mr. Will Choi
June 10, 2005

Payments made under these programs are received or made within the year they are due or shortly thereafter. The Company is under no obligation to participate in the programs or continue past levels of funding into the future.

The Company’s payments to KOF under these annual marketing programs do not create an ownership, contractual, or pecuniary interest that changes with the change in the fair value of KOF’s net assets. The Company is obligated to make payments to KOF based solely on marketing programs agreed to by the Company, at its sole discretion, on an annual basis. Generally, the Company’s participation in and the types of marketing programs are dependent on sales volume and competitive factors. Additionally, the Company participates in similar programs with other bottlers. The Company’s participation is neither dependent upon nor changes with the change in the fair value of the net assets of KOF. Payments for these programs are designed to be reimbursements for marketing costs incurred by KOF and are not paid to finance KOF’s operations. Therefore, the Company’s discretionary participation in marketing programs with KOF is not a variable interest that absorbs some or all of an entity's expected losses if they occur.

The Company engages in these marketing programs with many bottlers (including KOF), regardless of the Company’s ownership interest in the bottler. The amounts are negotiated annually by the Company and the bottlers. These negotiations are strictly based on the commercial interests of the Company and the bottlers, and the Company’s ownership in a particular bottler is not considered in, and is not relevant to, the negotiations. These marketing programs are designed to benefit the Company through increased concentrate sales and to benefit the bottlers through increased sales to consumers.

Infrastructure development payments are not subordinated financial support. As described in our response to the Staff’s comment 6 below, the Company makes upfront payments to certain bottlers. In return for these payments, the bottlers agree to purchase and place specified numbers of Company approved cold-drink equipment, maintain and service the equipment for a specified period of time, maintain and stock the equipment and sell at least contractually agreed minimum annual sales volume through the cold-drink equipment. Payments under these programs do not vary based on KOF’s results or changes in the fair value of KOF’s net assets. Therefore, participation in this program does not create an ownership, contractual, or pecuniary interest that changes with the change in the fair value of KOF’s net assets.

The supply of concentrate by the Company to KOF, including the pricing terms based on a percentage of net sales price to KOF’s retailers, is not subordinated financial support.

Pursuant to the Bottler’s Agreement, the Company supplies to KOF all the concentrate required for production of the Company’s trademark beverages by KOF. Concentrate is an essential ingredient to produce the bottler’s finished product, and is subject to variations in price just as any other ingredient. The specific method of pricing is not defined in the standard Bottler’s Agreement with the presumption that pricing will be

Mr. Will Choi
June 10, 2005

established at fair value for the local market. The Company and KOF agreed upon a pricing mechanism whereby the concentrate price is set as a percentage of KOF’s net sales price; as this agreement was negotiated and entered into by a willing buyer and a willing seller, the pricing method is believed to be at fair value. The equity ownership interest that the Company had in KOF was not a consideration during negotiation of the pricing mechanism. Additionally, the Company’s pricing terms with KOF are similar to the pricing terms the Company has with other bottlers in Latin America (including those bottlers in which the Company has no equity interest). Sales of concentrate to KOF under the Bottler’s Agreement do not create an ownership, contractual, or pecuniary interest that changes with the change in the fair value of KOF’s net assets, nor is the sales price dependent upon the value of the equity interest that the Company holds in KOF. The concentrate price is neither dependent upon nor changes with the change in the fair value of the net assets of KOF.

The total subordinated financial support provided by the Company to KOF, including the standby line of credit, was approximately 27% of the total of KOF’s equity, subordinated debt and other forms of subordinated financial support as of March 31, 2004 (the date of our assessment for FIN 46R purposes). Based on this analysis, we concluded that the condition of item 3 of paragraph 4.h. does not exist because the Company did not provide to KOF more than half of the total of the equity, debt and other forms of subordinated financial support.

Item 4: The activities of the entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.

As noted under Consideration 1, the primary activities of KOF are to manufacture and distribute beverages, including Company trademark products.

Conclusion:
As discussed above, KOF is a “business” and none of the conditions set forth in paragraph 4.h. of FIN 46R exists. Therefore, FIN 46R is not applicable for evaluating whether the Company is required to consolidate KOF. Because the “business scope exception” under FIN 46R applies, the detailed implementation guidance of paragraph 5 is not applicable to the Company’s investment in KOF.

Revenue Recognition, page 68

5.
Your disclosures on page 5 indicate that you provided $3.6 billion to bottlers, resellers, vendors and customers of your products for participation in sales promotion programs in 2004. You also state that you provide promotional and marketing services, repair services, and dispensing equipment to fountain and bottle/can retailers. Please tell us, citing relevant accounting literature, and disclose how you account for and classify the funds, services, and equipment you provide. In this regard, please explain your consideration of EITF 01-9.

Mr. Will Choi
June 10, 2005

Response:

The Company provides customers with a variety of sales incentives which include, but are not limited to, cash discounts, marketing and promotional activities, repair services, and fountain dispensing equipment. The aggregate amount of funds provided by the Company to bottlers, resellers, vendors or customers of Company products during 2004 was approximately $3.6 billion which was classified as Deductions from Revenue, a component of the Net Operating Revenues caption within the consolidated income statement. This amount is primarily comprised of consideration relating to volume-based promotional and marketing services. In determining the income statement classification for these costs, the Company considered EITF 01-09 which states that the “Task Force reached a consensus that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and therefore, should be characterized as a reduction of revenue.”

In addition to the above mentioned $3.6 billion, the Company also provided fountain equipment and fountain equipment repair services to customers. For the year ended December 31, 2004, the Company recorded approximately $140 million in Selling, General and Administrative expenses related to these programs. This amount represented approximately 1.7% of consolidated Selling, General and Administrative expense and approximately 0.6% of consolidated Net Operating Revenues for the year ended December 31, 2004. After reconsidering EITF 01-09, the Company has determined that the costs related to these programs should also be classified as Deductions from Revenue, a component of Net Operating Revenues, or Cost of Goods Sold, as appropriate. This reclassification, from Selling, General and Administrative expenses to either Deductions from Revenue or Cost of Goods Sold will be made in all future filings.

Additionally, the Company will include additional discussion in Note 1, Organization and Summary of Significant Accounting Policies, regarding the classification of payments to bottlers, resellers, vendors or customers in future filings.

Other Assets, page 69

6.
We note that you invest in infrastructure programs with your bottlers, make advance payments to fund future marketing activities, and make advance payments to certain customers for distribution rights. For each of these three types of programs:

•
Please tell us and disclose where you classify the amortization of these other assets. We understand from your disclosures in note 2 that you classify a portion of the amortization expense related to your infrastructure programs in net operating revenue. Please clarify whether you classify amortization for all programs in net operating revenues.

Mr. Will Choi
June 10, 2005

•
Please tell us and disclose, similar to your disclosure of the amount of amortization expense for infrastructure programs, the amount of amortization expense related to the other two types of  programs.

Response:

We confirm that the amortization expense related to all our infrastructure programs with our bottlers is classified as a component of Net Operating Revenues. The $136 million amortization expense for the year ended December 31, 2004 referenced in Note 1 in the paragraph titled Other Assets is included in the total $3.6 billion amount noted in the Staff’s comment 5 above. We will clarify the applicable disclosure in Note 1 in future filings.

Amortization expense related to advance payments to fund future marketing activities and advanced payments for distribution rights made to bottlers, resellers, vendors and customers is also classified as a component of Net Operating Revenues. We do not specifically track the amortization of these programs at the consolidated level. Based on an analysis of the largest transactions recorded in Other Assets related to these programs, we have determined that such amounts are not material and that the amortization related to payments made to bottlers, resellers, vendors and customers is included in the aforementioned $3.6 billion noted in the Staff’s comment 5 above. We have not separately disclosed the total consolidated amortization expense related to advance payments to fund future marketing activities and for distribution rights in our Form 10-K for the year ended December 31, 2004 because, as stated above, such amounts are not material.

•	Please explain and disclose the period over which you amortize these assets and how you determine the applicable period.

Response:

In addressing the Staff’s specific comment, we must first describe our basis for capitalizing costs associated with these programs.

Capitalized costs for infrastructure programs, advance payments for future marketing activities and advance payments for distribution rights are supported by legally binding agreements which obligate the other party to perform certain future activities that will contribute to probable profitable sales volume and cash inflows for the Company as discussed further below.

Infrastructure programs:

The Company makes upfront payments to certain bottlers. In return for these payments, the bottlers agree to purchase and place specified numbers of Company approved cold-drink equipment, maintain and service the equipment for a specified period of time,

Mr. Will Choi
June 10, 2005

maintain and stock the equipment and report to the Company that the bottler achieved the minimum average annual unit case volume set forth in the contractual agreement. These minimum average annual unit case volume levels ensure adequate gross profit from sales of concentrate to fully recover the capitalized costs plus a return on the Company’s investment. The contracts also provide for the bottlers to repay the unearned portion of the infrastructure payments in the event the bottlers’ fail to achieve their obligations under the agreements and their failure cannot be remedied. A description of the infrastructure program with Coca-Cola Enterprises (“CCE”) is included in Note 2 of our annual report on Form 10-K for the year ended December 31, 2004. The description of our agreement with CCE is representative of our agreements with other bottlers. Additionally, the Company disclosed in Note 2 that the amortization expense related to CCE’s infrastructure program is recorded as a component of Net Operating Revenues.

The carrying value of infrastructure programs with other bottlers is not material. Accordingly, we have not separately disclosed the amortization period for these infrastructure programs.

In each case, the Company has determined the amortization period for the infrastructure programs based on the performance criteria described in the infrastructure program contractual agreements.

Advance payments to fund future marketing activities and to customers for distribution rights:

The Company makes advance payments to fund future marketing activities and for distribution rights (sometimes referred to as “pouring rights”) in connection with a variety of contractual agreements with specific customers. Such contractual agreements include:

•	Advance payments are made for future stadium, venue, league, event or team advertising and promotional rights. Under these agreements, the Company generally receives the right to:
A.	promote and advertise our products over the life of the agreement using various forms of media in the stadiums, venues, or at the events involving such leagues or teams; or
B.	promote and advertise our products under a license to use the trademarks or other intellectual property of the stadium, venue, league, event or team for a specified number of years.
These contractual agreements also generally provide for the exclusive sale of our trademark products in the associated stadium or venue or at events involving such leagues or teams.

•
Advance payments to restaurants that agree contractually to purchase our products for a specified number of years or until a cumulative purchase commitment is met and conduct specified promotional activities during the term of the agreement.

Mr. Will Choi
June 10, 2005

The terms of these agreements necessarily vary. However, the contractual agreements generally incorporate the Company’s exclusive right to promote or jointly promote its trademark products for a specified period of time. The agreements generally require the counterparties to perform specified activities for a specified period of time, including, as appropriate, purchasing our products, promoting our trademark products and providing exclusive access for a specified period of time to the counterparty’s intellectual property.

The Company enters into such arrangements because of their probable future economic benefits to the Company. All such arrangements are designed to increase the future cash inflows associated with the sale of the Company’s trademark products. Additionally, the exclusivity provisions of these arrangements ensure that the Company has the exclusive access to the rights afforded in each unique arrangement. In the event of non-performance or breach of an agreement by the counterparty, the Company would be entitled to a remedy under the terms of each arrangement, including the return of an appropriate portion of the Company’s advanced funds.

The Company capitalizes each payment and amortizes the associated cost over the period benefited by the arrangement (i.e., the contractually defined period). The Company only defers the cost of rights that provide the Company with specific benefits over multiple years.

Additionally, the Company’s treatment is consistent with AICPA Statement of Position 93-7, “Reporting on Advertising Costs” (SoP 93-7), paragraph 44 which states that the “[c]osts of communicating advertising are not incurred until the item or service has been received and should not be reported as an expense before the item or service has been received…” and paragraph 45 which states that “[s]ome activities, such as product endorsements and sponsorship of events, may be performed pursuant to executory contracts. Costs incurred under executory contracts generally are recognized as performance under the contracts is received.”

The amortization periods for advance payments to fund future marketing activities and to certain customers for distribution rights range from 2 to 15 years. In future filings, we will describe in Note 1 in the paragraph titled Other Assets that the costs of these programs are amortized over the periods directly benefited which range from 2 to 15 years.

•	Please tell us and disclose in more detail how you determine whether these assets are recoverable.

Mr. Will Choi
June 10, 2005

Response:

We determine whether these assets are recoverable based on SFAS No. 144.

As indicated on page 34 in our annual report on Form 10-K for the year ended December 31, 2004, we periodically evaluate the recoverability of these assets by preparing estimates of sales volume, gross profit, cash flows and other factors specifically related to the use of these assets.

We review these assets for possible impairment whenever events or changes in circumstances (e.g., lower than anticipated sales volume or lower than expected gross profit related to a specific agreement) indicate that the carrying amount of an asset or group of related assets may not be recoverable. Once an "impairment indicator" suggests assets may not be recoverable, we perform an impairment test. Generally, the form of this impairment test is a cash flow model. We compare the sum of the expected future cash flows (undiscounted and without interest charges) related to the use of an asset or group of related assets to the carrying amount, based on reasonable and supportable assumptions and projections. If the sum of the expected undiscounted cash flows is less than carrying value, then the asset or group of related assets is impaired and a write-down to fair value is recorded.

•
Please explain your basis for capitalizing costs associated with each of these three programs. In addition, please tell us whether any of the costs relate to advertising, as defined by paragraphs .22 - .24 of SoP 93-7; start-up activities, as discussed in paragraph .05 of SoP 98-5; or internally developed intangible assets, as discussed in paragraph 10 of SFAS No. 142. If so, please tell us your consideration of those statements.

Response:

The Company’s basis for capitalizing costs associated with each of these programs is addressed in the response to Staff comment 6 above regarding the period over which the assets are amortized.

In determining the proper accounting for these agreements, the Company analyzed SoP 93-7, SoP 98-5 and SFAS No. 142. The following summarizes our analysis of each of these standards.

(1) Whether any of the costs relate to advertising, as defined by paragraphs .22 - ..24 of SoP 93-7:

Paragraphs ..22-.24 of SoP 93-7 define advertising as follows:

Mr. Will Choi
June 10, 2005

22.
Advertising is the promotion of an industry, an entity, a brand, a product name, or specific products or services so as to create or stimulate a positive entity image or to create or stimulate a desire to buy the entity’s products or services.

23.	Advertising is one kind of customer acquisition activity. Financial reporting of other kinds of customer acquisition activities is outside the scope of this SoP.
24.	Advertising generally uses a form of media-such as mail, television, radio, telephone, facsimile machine, newspaper, magazine, coupon, or billboard-to communicate with potential customers.

The costs of our infrastructure programs and the advance payments for future marketing activities and for distribution rights to certain customers do not meet the definition of advertising as discussed above. The payments in each of these programs represent payments to our bottlers and other customers who in turn are required to perform certain activities or provide the Company with certain rights, the nature of which is described above. In certain cases, where our customers provide the Company with the exclusive rights to use specified media (e.g., the right to use a sign or billboard in a stadium, the right to place promotional materials in a facility, etc.) for future advertising and promotion of our products, the Company expenses the cost of the media in accordance with paragraph 44 of SoP 93-7, which states the following:

Costs of communicating advertising are not incurred until the item or service has been received and should not be reported as an expense before the item or service has been received, except as discussed in paragraph 27. For example:

•
The costs of television airtime should not be reported as advertising expense before the airtime is used. Once it is used, the costs should be expensed, unless the airtime was used for direct-response advertising that meet the criteria for capitalization under this SoP.

•
The costs of magazine, directory, or other print media advertising space should not be reported as advertising expense before the space is used. Once it is used, the costs should be expensed, unless the space was used for direct-response advertising activities that meet the criteria for capitalization under this SoP.

The Company has determined that these costs are “costs of communicating advertising.” The Company expenses in accordance with SoP 93-7 the costs associated with communicating advertising, including advertising costs associated with utilizing the exclusive rights available under the agreements described above (e.g., producing a television advertisement that makes use of a particular team name), when the advertising takes place. Refer to Note 1 in the paragraph titled Advertising Costs for a description of our accounting policy for advertising costs.

(2)	Whether any of the costs relate to start-up activities, as discussed in paragraph 05 of SoP 98-5:

Mr. Will Choi
June 10, 2005

The costs capitalized in our programs do not relate to start-up activities, as discussed in paragraph 05 of SoP 98-5, which states:

Start-up activities are defined broadly as those one-time activities related to opening a new facility, introducing a new product or service, conducting business in a new territory, conducting business with a new class of customer or beneficiary, initiating a new process in an existing facility, or commencing some new operation. Start-up activities include activities related to organizing a new entity (commonly referred to as organization costs). This SOP provides guidance on accounting for the costs of start-up activities.

The capitalized costs associated with these programs are generally related to the distribution of existing products. In addition, we do not enter into agreements with an entirely new class of customers. Accordingly, we have not capitalized any costs associated with start-up activities.

(3)	Whether any of the costs relate to internally developed intangible assets, as discussed in Paragraph 10 of SFAS No. 142:

The capitalized costs associated with these programs do not relate to internally developed intangible assets, as discussed in paragraph 10 of SFAS No. 142, which states:

Costs of internally developing, maintaining, or restoring intangible assets (including goodwill) that are not specifically identifiable, that have indeterminate lives, or that are inherent in a continuing business and related to an entity as a whole, shall be recognized as an expense when incurred.

The advance payments made pursuant to each of the three programs are payments made to third parties. These third parties must satisfy specific contractual conditions related to the amounts that have been advanced to them. The amounts advanced do not reflect costs related to internally developed intangible assets.

Property, Plant and Equipment, page 69

7.
We note your property, plant and equipment represents approximately 32% of your total assets. Please disclose the useful lives of your property, plant and equipment by component. In a separate note, please disclose in tabular form as of each balance sheet date a breakout of the components included in the property, plant and equipment line item, including the related amounts. Further, given the materiality of your property, plant and equipment and the judgment involved in estimating useful lives, please tell us why you do not believe this area to represent a critical accounting policy.

Mr. Will Choi
June 10, 2005

Response:

In future annual reports on Form 10-K, we will disclose the useful lives of our property, plant and equipment by component. Further, we will disclose in a separate note the components of property, plant and equipment and the related amounts.

The Company does not consider its accounting policies regarding property, plant and equipment to be critical. As contemplated in SEC Financial Reporting Release No. 60, critical accounting policy disclosures are reserved for the accounting policies management believes are the most important for the portrayal of the company’s financial statements and require management’s most difficult, subjective or complex judgments. While we agree disclosures regarding property, plant and equipment are important, we do not believe a critical accounting policy disclosure regarding property, plant and equipment is one of the Company’s most critical policies that requires disclosure. The judgments related to estimating the useful lives of our property, plant and equipment are not as difficult, subjective or complex as those judgments related to matters that we disclosed as our critical accounting policies. Our property, plant and equipment is generally not “high technology” oriented items and includes such items as buildings, plant bottling lines, dispensers, coolers, trucks and other machinery and equipment. Based on our experience in purchasing and using these fixed assets, we do not believe significant judgment is required in assigning estimated useful lives.

Note 18. Acquisitions and Investments, page 110

8.
We understand that you have recognized a liability equal to the present value of the total amount likely to be paid to CCEAG shareholders related to the put or put/call agreements. Please tell us whether the agreements meet the definition of a derivative, based on paragraphs 6 to 9 of SFAS No. 133. If so, please tell us your consideration of paragraphs 17 and 18 of SFAS No. 133 in accounting for these agreements.

Response:

Paragraph 6 of SFAS No. 133 defines a derivative instrument as a financial instrument or contract with all three of the following characteristics:

(a)
It has (1) one or more underlyings and (2) one or more notional amounts or payment provisions or both. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required.

(b)
It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

(c)
Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

Mr. Will Choi
June 10, 2005

Additionally, paragraph 9 states a contract fits the description in paragraph 6(c) if its settlement provisions meet one of the following criteria:

(a)
Neither party is required to deliver an asset that is associated with the underlying or that has a principal amount, stated amount, face value, number of shares, or other denomination that is equal to the notional amount….

(b)	One of the parties is required to deliver an asset of the type described in paragraph 9(a), but there is a market mechanism that facilitates net settlement….
(c)	One of the parties is required to deliver an asset of the type described in paragraph 9(a), but that asset is readily convertible to cash or is itself a derivative instrument.

The put or put/call agreements require delivery of the shares of CCEAG to the Company in exchange for cash to be paid to the shareholders. We have concluded that the put and put/call agreements do not meet the definition of a derivative because, with respect to each such agreement, (1) the agreement’s terms do not provide or permit net settlement of the contract, (2) there exists no market mechanism to facilitate net settlement of the agreement, and (3) the shares of CCEAG are not publicly traded and therefore could not be readily converted to cash upon our Company taking delivery of the shares at the time the options are exercised.

Mr. Will Choi
June 10, 2005

In connection with responding to your comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding this letter to me at 404-676-3497 or via fax at 404-515-2554.

Sincerely,

/s/ Connie D. McDaniel

Connie D. McDaniel

c:
E. Neville Isdell, Chairman, Board of Directors, and Chief Executive Officer
Gary P. Fayard, Executive Vice President and Chief Financial Officer
Peter V. Ueberroth, Chairman of the Audit Committee of the Board of Directors